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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K


                            Report of Foreign Issuer


    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                    Filing No. 1 for the month of July, 1999




                           Bid.Com International Inc.
                           --------------------------
                           (Exact name of Registrant)



         6725 Airport Road, Suite 201, Mississauga, ON, Canada L4V 1V2
         -------------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                       Form 20-F   X       Form 40-F
                                   --                --



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes         No  X
                                    --         -
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                           BID.COM INTERNATIONAL INC.


  On July 28, 1999, the Company announced its results for the second quarter ended June 30, 1999. All figures are in Canadian dollars. As of June 30, 1999, the exchange rate was Cdn$1.4620 to US$1.00.

     Revenue in the second quarter of 1999 increased 12% to $6.3 million compared to $5.6 million in the second quarter of 1998 and increased 25% from $5.0 million in the first quarter of 1999. Revenues are derived from merchandise sales from products sold on www.bid.com and fees and related
                                        -----------
services from the licensing of the Company's proprietary technology.



     The net loss for the second quarter of 1999 was $3.6 million, or $0.07 per basic share, compared to a net loss of $4.8 million, or $0.25 per basic share, in the second quarter of 1998. The Company posted a net loss of $3.5 million, or $0.09 per basic share, in the first quarter of 1999.



     Gross profit for the second quarter was $1.3 million, or 20.3% of revenue, compared to gross profit of $34,000, or 0.6% of revenue, in the second quarter of 1998. The gross profit margin more than doubled in the second quarter from 9.8% of revenue in the first quarter of 1999. The improvement in the gross margin was substantially related to the increase in licensing fees and related services as a percent of the Company's revenues.



     Advertising and promotion expenses declined by 46% in the current quarter to $1.9 million, or 30% of revenues, compared to $3.4 million, or 61% of revenues, in the second quarter of 1998. Compared to the first quarter of 1999, advertising and promotional expenses increased by 32% from $1.4 million, or 28% of sales. Other operating expenses in the second quarter of 1999 were $3.2 million compared to $1.5 million in the second quarter of 1998 and $2.7 million in the first quarter of 1999. The increase in other operating expenses from the first quarter was due to several non-recurring items.



     During the quarter, the Company received $3.8 million of additional capital from the exercise of options and warrants as well as the issuance of additional shares, as part of the acquisition of an interest in Point2 Internet Systems Inc., an online listing service for construction, mining and other heavy equipment. Working capital at June 30, 1999 was $21.6 million compared to $24.3 million as at March 31, 1999. As of June 30th, 1999, cash and marketable securities were $18.7 million.


     For the six months ended June 30, 1999, revenues increased 52% to $11.3 million from $7.4 million in the comparable period of 1998. The net loss for the period was $7.1 million, or $0.15 per basic share, compared to $8.1 million or $0.40 per basic share in the first six months of 1998. Jeffrey Lymburner, President of the Company, noted that "we continue to target cash flow break even by the fourth quarter of 1999 and $50 million of revenue for 1999."

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     This Form 6-K includes comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues and cash flows. Forward-looking statements are subject to risks and uncertainties that may cause the Company's results to differ materially from expectations. These risks include the Company's ability to further develop its business-to-business and licensing businesses, the Company's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's amended Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.



Exhibit 1. Second Quarter Financial Results

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                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    BID.COM INTERNATIONAL INC.


Date: July 29, 1999                 By: /s/ Paul Hart
                                        -------------
                                    Name:   Paul Hart
                                    Title:   Chief Financial Officer

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